Exhibit 99.1

Claude Resources Inc. Director Robert Buchan Announces Retirement

TSX - CRJ

NYSE Amex - CGR

SASKATOON, Dec. 22 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") announced today the retirement of Mr. Robert Buchan as Director of the Company, effective December 16, 2010.

Mr. Buchan joined the Board of Directors of Claude in November 2009.  "Although with the Company for only a short period, Mr. Buchan had a significant impact on Claude, particularly on its strategic direction," commented Josef Spross, Chairman of the Board.  "The Board would like to express their gratitude to Mr. Buchan for his contribution and wish him well in his future endeavours."

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets. The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 915,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO, Claude Resources Inc.
Phone: (306) 668-7505

or

Marc Lepage, Manager, Investor Relations
Phone:  (306) 668-7505

Email: clauderesources@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 13:07e 22-DEC-10